UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 13)*

MOLEX INCORPORATED

(Name of Issuer)

Common Stock, $0.05 par value per share

(Title of Class of Securities)

608554101

(CUSIP Number)

KREHBIEL LIMITED PARTNERSHIP 2222 WELLINGTON COURT LISLE, ILLINOIS 60532 ATTN: FREDERICK A. KREHBIEL (630) 527-4335

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Krehbiel Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,907,343
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,907,343
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,907,343
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.8%*
14	TYPE OF REPORTING PERSON PN

*	Based on 95,560,076 shares of Common Stock of Molex Incorporated (“Molex” or the “Company”) outstanding.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 9)*

MOLEX INCORPORATED

(Name of Issuer)

Common Stock, $0.05 par value per share

(Title of Class of Securities)

608554101

(CUSIP Number)

FREDERICK A. KREHBIEL 2222 WELLINGTON COURT LISLE, ILLINOIS 60532 (630) 527-4335

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 3 of 13 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Frederick A. Krehbiel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 140,129
	8	SHARED VOTING POWER 18,911,089
	9	SOLE DISPOSITIVE POWER 140,129
	10	SHARED DISPOSITIVE POWER 18,911,089
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,051,218*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.9**
14	TYPE OF REPORTING PERSON IN

*	Amount reflects (i) 18,907,343 shares of Common Stock of Molex beneficially owned by the Krehbiel Limited Partnership (the “Partnership”) (Frederick A. Krehbiel is the grantor and trustee of a revocable trust that is a general partner and a limited partner of the Partnership); (ii) 101,925 shares of Common Stock of Molex beneficially owned by a trust of which Frederick A. Krehbiel is trustee and by Frederick A. Krehbiel’s spouse; and (iii) 41,950 shares of Class B Common Stock of Molex beneficially owned by Frederick A. Krehbiel and a trust of which Frederick A. Krehbiel is trustee.
**	Based on 95,560,076 shares of Molex Common Stock outstanding plus 41,950 shares of Class B Common Stock of Molex beneficially owned by Frederick A. Krehbiel and a trust of which Frederick A. Krehbiel is trustee, which are convertible, on a one for one basis, into Common Stock any time at the option of the holder of the Class B Common Stock. The Common Stock and Class B Common Stock are referred to in this Report collectively as the “Common Stock” unless the content otherwise requires.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 9)*

MOLEX INCORPORATED

(Name of Issuer)

Common Stock, $0.05 par value per share

(Title of Class of Securities)

608554101

(CUSIP Number)

JOHN H. KREHBIEL, JR. 2222 WELLINGTON COURT LISLE, ILLINOIS 60532 (630) 527-4335

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 5 of 13 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS John H. Krehbiel, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,039,480
	8	SHARED VOTING POWER 18,914,296
	9	SOLE DISPOSITIVE POWER 9,039,480
	10	SHARED DISPOSITIVE POWER 18,914,296
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,953,776*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.2%**
14	TYPE OF REPORTING PERSON IN

*	Amount reflects (i) 18,907,343 shares of Common Stock of Molex beneficially owned by the Partnership (John H. Krehbiel, Jr. is the grantor and trustee of a revocable trust that is a general partner and a limited partner of the Partnership); (ii) 9,004,483 shares of Common Stock of Molex beneficially owned by a trust of which John H. Krehbiel, Jr. is trustee and by John H. Krehbiel, Jr.’s spouse; and (iii) 41,950 shares of Class B Common Stock of Molex beneficially owned by John H. Krehbiel, Jr. and a trust of which John H. Krehbiel, Jr. is trustee.
**	Based on 95,560,076 shares of Molex Common Stock plus 41,950 shares of Class B Common Stock of Molex beneficially owned by John H. Krehbiel, Jr. and a trust of which John H. Krehbiel, Jr. is trustee. Shares of Class B Common Stock are convertible, on a one for one basis, into Common Stock any time at the option of the holder of the Class B Common Stock. The Common Stock and Class B Common Stock are referred to in this Report collectively as the “Common Stock” unless the content otherwise requires.

NOTE: This Schedule 13D/A (a) amends the Schedule 13D filed by the Krehbiel Limited Partnership (the “Partnership”) with the Securities and Exchange Commission (“SEC”) on June 21, 1993 (the “Original Schedule 13D”), as amended by a Schedule 13D/A1 filed by the Partnership with the SEC on November 22, 1993, by a Schedule 13D/A2 filed by the Partnership with the SEC on November 24, 1993, by a Schedule 13D/A3 filed by the Partnership with the SEC on December 17, 1993, by a Schedule 13D/A4 filed by the Partnership with the SEC on November 9, 2005, by a Schedule 13D/A5 filed by the Partnership with the SEC on November 21, 2006, by a Schedule 13D/A6 filed by the Partnership with the SEC on March 16, 2007, by a Schedule 13D/A7 filed by the Partnership with the SEC on November 19, 2008, by a Schedule 13D/A8 filed by the Partnership with the SEC on February 27, 2009, by a Schedule 13D/A9 filed by the Partnership with the SEC on October 14, 2010, by a Schedule 13D/A10 filed by the Partnership with the SEC on March 3, 2011, by a Schedule 13D/A11 filed by the Partnership with the SEC on June 16, 2011 and by a Schedule 13D/A12 filed by the Partnership with the SEC on September 18, 2013; and (b) amends the Schedule 13D filed by each of Frederick A. Krehbiel and John H. Krehbiel, Jr. with the SEC on November 9, 2005, as amended by a Schedule 13D/A1 filed with the SEC on November 21, 2006, by a Schedule 13D/A2 filed with the SEC on March 16, 2007, by a Schedule 13D/A3 filed with the SEC on November 19, 2008, by a Schedule 13D/A4 filed with the SEC on February 27, 2009, by a Schedule 13D/A5 filed with the SEC on October 14, 2010, by a Schedule 13D/A6 filed with the SEC on March 3, 2011, by a Schedule 13D/A7 filed with the SEC on June 16, 2011 and by a Schedule 13D/A8 filed by the Partnership with the SEC on September 18, 2013.

This Schedule 13D relates to shares of common stock, par value $0.05 per share (the “Common Stock”), and Class B common stock, par value $0.05 per share (the “Class B Common Stock”, together with the Common Stock, the “Common Stock”), of Molex Incorporated, a Delaware corporation. The principal executive offices of Molex are located at 2222 Wellington Court, Lisle, Illinois 60532.

Except as otherwise indicated, this filing amends and restates in full each of the items listed below. Defined terms not defined herein have the meanings ascribed to them in the above referenced Schedule 13D filing made on November 9, 2005 or to the agreements referenced herein and filed as exhibits hereto, unless the context requires otherwise.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of this Report is amended and restated in its entirety as follows:

This statement is filed by the Krehbiel Limited Partnership, an Illinois limited partnership (the “Partnership”), whose principal business and office is located at 2222 Wellington Court, Lisle, Illinois 60532-1682, and by Frederick A. Krehbiel and John H. Krehbiel, Jr., each of whose business addresses is the same as that of the Partnership. The Partnership, Frederick A. Krehbiel and John H. Krehbiel, Jr. are sometimes referred to herein collectively as the “Reporting Persons”.

The principal business of the Partnership is holding Common Stock contributed to it by John H. Krehbiel, Sr. as Trustee of the John H. Krehbiel Trust dated May 14, 1981, as amended and restated (the “Trust”), Frederick A. Krehbiel and John H. Krehbiel, Jr. as a consolidated block and engaging in such activities as are reasonably incidental to holding such Common Stock. John H. Krehbiel, Sr. died on November 12, 1993. Upon his death, Frederick A. Krehbiel and John H. Krehbiel, Jr. became successor trustees (“Trustees”) of the Trust pursuant to the terms of the Trust, and the Trust was subsequently dissolved with its interests in the Partnership being distributed to Frederick A. Krehbiel and John H. Krehbiel, Jr.

For estate planning purposes, (i) Frederick A. Krehbiel subsequently transferred his general and limited partnership interests in the Partnership to a revocable trust of which he is the grantor and trustee, Fredrick A. Krehbiel Trust dated June 4, 1981 (as amended, the “FAK Revocable Trust”); and (ii) John H. Krehbiel, Jr. subsequently transferred his general and limited partnership interests in the Partnership to a revocable trust of which he is the grantor and trustee, John H. Krehbiel, Jr. Trust dated October 30, 1985 (as amended, the “JHK Revocable Trust”). In December 2011, Frederick A. Krehbiel transferred a small portion of the FAK Revocable Trust’s limited partnership interest in the Partnership to Frederick A. Krehbiel 2011 GST Trust dated December 15, 2011, an irrevocable trust established for his children and grandchildren and of which his spouse and sons serve as the co-trustees. In October 2012, Frederick A. Krehbiel transferred an additional portion of the FAK Revocable Trust’s limited partnership interests in the Partnership to Frederick A. Krehbiel 2011 GST Trust dated December 15, 2011. Frederick A. Krehbiel and John H. Krehbiel, Jr. are referred to herein as the “Partners.”

Frederick A. Krehbiel and John H. Krehbiel, Jr. are citizens of the United States of America. The principal occupation of each of the Partners is service to the Company in the following respective capacities: Frederick A. Krehbiel (Co-Chairman), and John H. Krehbiel, Jr. (Co-Chairman). The principal business of the Company involves designing, manufacturing and distributing electrical and electronic devices. The principal business address of the Company is 2222 Wellington Court, Lisle, Illinois 60532-1682.

During the last five years, neither the Partnership nor any of the Partners has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Partnership nor any of the Partners has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any violations with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of this Report is amended to add the following:

As more fully described in Item 4 hereof, as a condition of and inducement to Parent (defined below) and Merger Sub (defined below) to enter into the Merger Agreement (defined below), and in consideration thereof, the Reporting Persons and the Trust Stockholders (defined below) entered into a Voting Agreement (defined below) on September 9, 2013, pursuant to which the Reporting Persons and the Trust Stockholders agreed, subject to certain exceptions, to vote their shares of Common Stock and Class B Common Stock in favor of the Merger Agreement, the Merger (defined below) and related matters and to grant Parent an irrevocable proxy in respect thereof.

Neither Parent nor Merger Sub paid any consideration to the Reporting Persons or the Trust Stockholders in connection with entering into the Voting Agreement. The aggregate merger consideration will be paid by Parent or its designee at and subject to the completion of the Merger. For a description of the Voting Agreement and the Merger Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3.

As a result of the Voting Agreement, the Reporting Persons may be deemed to be members of a group, within the meaning of Rule 13d-5(b)(1) under the Exchange Act, with the Trust Stockholders. The Reporting Persons who are individuals are trustees of the Trust Stockholders and, accordingly, may be deemed, pursuant to Rule 13d-3 of the Exchange Act, to be the beneficial owner of all of the shares of Common Stock and Class B Common Stock held by the trusts of which each is, respectively, a trustee.

Between October 10, 2013 and October 14, 2013, (i) 110,637 shares of Common Stock and 17,788 shares of Class A Common Stock indirectly beneficially owned by John H. Krehbiel, Jr., as trustee of the Krehbiel Children’s Trust dated December 15, 1976, were transferred from the trust to Jay Krehbiel (Frederick A. Krehbiel’s son) in connection with the termination of such trust, in accordance with its terms, upon the attainment of a certain age by the transferee, and (ii) 1,753,137 shares of Common Stock, 52,921 shares of Class A Common Stock and 2,552 shares of Class B Common Stock indirectly beneficially owned by Frederick A. Krehbiel, as trustee of John H. Krehbiel, Sr., Trust H under agreement dated April 4, 1973, were transferred from the trust to Jay Krehbiel in connection with the termination of such trust, in accordance with its terms, upon the attainment of a certain age by the transferee.

In connection with these transfers Jay Krehbiel, Koch Industries, Inc. and Koch Connectors, Inc. entered into an Agreement and Acknowledgement on October 14, 2013, effective as of October 10, 2013 (the “Agreement and Acknowledgement”) pursuant to which Jay Krehbiel agreed, in accordance with the terms of the Voting Agreement, to be bound by all of the terms of the Voting Agreement with respect to the transferred shares to the same extent as if he had been an original signatory to the Voting Agreement. The Agreement and Acknowledgement is filed as Exhibit 5 hereto and is incorporated by reference into this Item 3. The foregoing description of the Agreement and Acknowledgement is qualified in its entirety by reference to the full text thereof.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of this Report is amended and restated in its entirety as follows:

Frederick A. Krehbiel, has served as a director of the Company since 1972 and has been Co-Chairman of the Board since 1999. John H. Krehbiel, Jr. has served as a director of the Company since 1966 and has been Co-Chairman of the Board since 1999.

The Reporting Persons, the Trust Stockholders, Parent and Merger Sub (as such terms are defined below) entered into the Voting Agreement (defined below) as a condition of and inducement to Parent and Merger Sub to enter into the Merger Agreement (defined below). The purpose of the Merger Agreement is to acquire control of, and the entire equity interest in, the Company. The purpose of the Voting Agreement is to facilitate the transactions contemplated by the Merger Agreement.

On September 9, 2013, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Koch Industries, Inc., a Kansas corporation (“Parent”), and Koch Connectors, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent and that at the effective time of the closing of the Merger (the “Effective Time”), each share of the Company’s Common Stock, Class A Common Stock and Class B Common Stock will receive the consideration set forth in the Merger Agreement (other than shares (i) held by the Company as treasury stock, (ii) owned by Parent, Merger Sub or any subsidiary of the Company or (iii) held by stockholders of the Company who have demanded appraisal for such shares in accordance with Delaware law). Consummation of the Merger is subject to, among other conditions, (i) the approval by the holders of at least a majority of the outstanding shares of Common Stock, voting as a class, and (ii) at least a majority of the outstanding shares of Class B Common Stock, voting as a class (the “Requisite Company Vote”). The Merger Agreement provides that, at the Effective Time of the Merger, each share of the Company’s Common Stock, Class A Common Stock and Class B Common Stock issued and outstanding immediately prior to the Effective Time will be converted automatically into the right to receive $38.50 in cash, without interest. In addition, the Merger Agreement provides that the Company’s stockholders will, in connection with the Merger, receive a cash purchase price adjustment equal to (i) $0.24 multiplied by (ii) the quotient of the total number of days elapsed between the first day of the fiscal quarter in which the Effective Time occurs and the closing date, and the total number of days in such fiscal quarter (provided that the Company has not already declared or paid its regular quarterly cash dividend for such quarter).

The Merger Agreement contains a “no-shop” provision that prohibits the Company from soliciting alternative acquisition proposals from third parties and providing information to, and participating in discussions and engaging in negotiations with, third parties regarding alternative acquisition proposals, subject to the fulfillment of certain fiduciary requirements of the Company’s board of directors. The Board may change its recommendation in support of a “superior proposal,” but the Company must, if Parent so elects, continue to submit the Merger Agreement to a vote of the Company’s stockholders for the purpose of obtaining the Requisite Company Vote.

If the Merger is completed, the Company will become a privately-held, wholly-owned subsidiary of Parent, the Company’s Common Stock and Class A Common Stock will cease to be quoted on the NASDAQ Global Select Market and the London Stock Exchange, and the Company will terminate its obligation to file reports and make other public disclosures with the Securities and Exchange Commission.

The Merger Agreement is incorporated by reference into this Report as Exhibit 3 and is incorporated by reference into this Item 4. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text thereof.

Concurrently with the execution of the Merger Agreement, the Reporting Persons, the FAK Revocable Trust, John H. Krehbiel, Sr. Trust H under agreement dated April 4, 1973, the JHK Revocable Trust and Krehbiel Children’s Trust dated December 15, 1976 (the listed trusts, collectively, the “Trust Stockholders”) entered into a Voting and Support Agreement (the “Voting Agreement”) with Parent and Merger Sub pursuant to which the Reporting Persons and the Trust Stockholders agreed, subject to certain exceptions, to vote their shares of Common Stock and Class B Common Stock in favor of the Merger Agreement, the Merger and related matters and to grant Parent an irrevocable proxy in respect thereof.

Pursuant to the Voting Agreement, the Reporting Persons and the Trust Stockholders agreed, subject to certain exceptions, to vote against any acquisition proposal, merger, combination, sale of substantial assets, or reorganization, other than the Merger, and against any proposal, action or agreement that would reasonably be expected to result in a breach of any covenant, representation, warranty or any other obligation or agreement of the Company under the Merger Agreement or in a failure to satisfy conditions to the Merger or in a change in the capitalization of the Company. In addition, subject to certain exceptions, the Reporting Persons and the Trust Stockholders agreed not to initiate, facilitate, solicit or engage in discussions with any other person regarding an alternative acquisition proposal and not to furnish any non-public information relating to the Company with knowledge that the receiving party is seeking to or may make an acquisition proposal and to certain restrictions on dispositions of shares of Common Stock, Class A Common Stock and Class B Common Stock covered by their Voting Agreement.

The Voting Agreement is incorporated by reference into this Report as Exhibit 4 and is incorporated by reference into this Item 4. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text thereof.

Between October 10, 2013 and October 14, 2013, (i) 110,637 shares of Common Stock and 17,788 shares of Class A Common Stock indirectly beneficially owned by John H. Krehbiel, Jr., as trustee of the Krehbiel Children’s Trust dated December 15, 1976, were transferred from the trust to Jay Krehbiel (Frederick A Krehbiel’s son) in connection with the termination of such trust, in accordance with its terms, upon the attainment of a certain age by the transferee, and (ii) 1,753,137 shares of Common Stock, 52,921 shares of Class A Common Stock and 2,552 shares of Class B Common Stock indirectly beneficially owned by Frederick A. Krehbiel, as trustee of John H. Krehbiel, Sr., Trust H under agreement dated April 4, 1973, were transferred from the trust to Jay Krehbiel in connection with the termination of such trust, in accordance with its terms, upon the attainment of a certain age by the transferee.

In connection with these transfers Jay Krehbiel, Koch Industries, Inc. and Koch Connectors, Inc. entered into an Agreement and Acknowledgement on October 14, 2013, effective as of October 10, 2013 (the “Agreement and Acknowledgement”) pursuant to which Jay Krehbiel agreed, in accordance with the terms of the Voting Agreement, to be bound by all of the terms of the Voting Agreement with respect to the transferred shares to the same extent as if he had been an original signatory to the Voting Agreement.

The Agreement and Acknowledgement is filed as Exhibit 5 hereto and is incorporated by reference into this Item 4. The foregoing description of the Agreement and Acknowledgement is qualified in its entirety by reference to the full text thereof.

As a result of the Voting Agreement, the Reporting Persons may be deemed to be members of a group, within the meaning of Rule 13d-5(b)(1) under the Exchange Act with the Trust Stockholders. The Reporting Persons who are individuals are trustees of the Trust Stockholders and, accordingly, may be deemed, pursuant to Rule 13d-3 of the Exchange Act, to be the beneficial owner of all of the shares of Common Stock and Class B Common Stock held by the trusts of which each is, respectively, a trustee. Each Reporting Person disclaims beneficial ownership of the securities held by the other Reporting Persons.

Until the Effective Time, Frederick A. Krehbiel and John H. Krehbiel, Jr. are Co-Chairmen of the Board of the Company and, as a result, in the ordinary course or otherwise, may in such capacity take actions to influence the management, business and affairs of the Issuer.

At the Effective Time, the Reporting Persons and the Trust Stockholders will cease to have an ownership interest in the Company and Frederick A. Krehbiel and John H. Krehbiel, Jr. will resign from their positions as Co-Chairmen.

Except as indicated herein, no Reporting Person, as a stockholder of the Company, has any plan or proposal that related to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and (b) of this Report are amended and restated in its entirety as follows:

(a) and (b). As a result of the Voting Agreement, the Reporting Persons may be deemed to be members of a group, within the meaning of Rule 13d-5(b)(1) under the Exchange Act. Each Reporting Person disclaims beneficial ownership of the securities held by the other Reporting Persons.

Partnership. The Partnership beneficially owns, with sole voting and dispositive power, 18,907,343 shares of Common Stock, or 19.8% of the 95,560,076 shares of Common Stock outstanding as of October 14, 2013. Voting and disposition of the Common Stock held by the Partnership requires in each case the unanimous consent of the Partners.

Frederick A. Krehbiel. Frederick A. Krehbiel beneficially owns 19,009,268 shares of Common Stock and 41,950 shares of Class B Common Stock, or 19.9% of the shares of Molex Common Stock outstanding as of October 14, 2013 plus the 41,950 shares of Class B Common Stock referenced above. Of such shares, Frederick A. Krehbiel has sole voting and dispositive power with respect to 98,180 shares of Common Stock and 41,949 shares of Class B Common Stock owned as trustee of the FAK Revocable Trust. Frederick A. Krehbiel has shared voting and dispositive power with respect to (i) 18,907,343 shares of Common Stock held by the Partnership; (ii) one share of Class B Common Stock jointly owned by Frederick A. Krehbiel and John H. Krehbiel, Jr.; and (iii) 3,745 shares of Common Stock owned by his spouse.

John H. Krehbiel, Jr. John H. Krehbiel, Jr. beneficially owns 27,911,826 shares of Common Stock and 41,950 shares of Class B Common Stock, or 29.2% of the shares of Molex Common Stock outstanding as of October 14, 2013 plus the 41,950 shares of Class B Common Stock referenced above. Of such shares, John H. Krehbiel, Jr. has sole voting and dispositive power with respect to 8,997,531 shares of Common Stock and 41,949 shares of Class B Common Stock owned as trustee of the JHK Revocable Trust. John H. Krehbiel, Jr. has shared voting and dispositive power with respect to (i) 18,907,343 shares of Common Stock held by the Partnership; (ii) one share of Class B Common Stock jointly owned by John H. Krehbiel, Jr. and Frederick A. Krehbiel; and (iii) 6,952 shares of Common Stock owned by his spouse.

The information set forth in Item 4 and Item 6 is incorporated by reference into this Item 5.

(c) Other than transactions described herein, during the last 60 days or since the most recent filing on Schedule 13D (whichever is less), none of the Partnership, Frederick A. Krehbiel or John H. Krehbiel, Jr. had any transactions in Common Stock.

(d) No person other than the Partnership, the Partners and Frederick A. Krehbiel 2011 GST Trust dated December 15, 2011 (an irrevocable trust established for Frederick A. Krehbiel’s children and grandchildren) has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, Common Stock beneficially owned by the Partnership. No person other than Frederick A. Krehbiel or John H. Krehbiel, Jr. has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of Common Stock beneficially owned by them, respectively, except in the case of Common Stock for which their ownership is identified in Item 5(a), (b), as Indirect or Owned by Spouse.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of this Report is amended to add the following:

The information set forth in Item 4 is incorporated by reference into this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of this Report is amended to add the following:

3.	Agreement and Plan of Merger, dated as of September 9, 2013, by and among Molex Incorporated, Koch Industries, Inc. and Koch Connectors, Inc. (incorporated by reference to exhibit 2.1 to the Company’s Current Report on Form 8-K filed on September 9, 2013).

4.	Voting and Support Agreement, dated as of September 9, 2013, entered into by and among John H. Krehbiel, Jr., Frederick A. Krehbiel, Krehbiel Limited Partnership, Krehbiel Children’s Trust dated December 15, 1976, John H. Krehbiel, Jr., Trust dated October 30, 1985, as amended, Frederick A. Krehbiel Trust dated June 4, 1981, as amended, John H. Krehbiel, Sr. Trust H under agreement dated April 4, 1973, Koch Industries, Inc. and Koch Connectors, Inc. (incorporated by reference to exhibit 4 to the Schedule 13D amendment filed by the Reporting Persons on September 18, 2013).

5.	Agreement and Acknowledgement, dated as of October 14, 2013 and effective as of October 10, 2013, by and among Jay Krehbiel, Koch Industries, Inc. and Koch Connectors, Inc.

SIGNATURES

After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

October 15, 2013

KREHBIEL LIMITED PARTNERSHIP

By:	John H. Krehbiel, Jr. Trust dated October 30, 1985, as amended, its General Partner

By:	/s/ John H. Krehbiel, Jr.
John H. Krehbiel, Jr., Trustee

/s/ Frederick A. Krehbiel
Frederick A. Krehbiel

/s/ John H. Krehbiel, Jr.
John H. Krehbiel, Jr.